Exhibit 4.1

Execution Version

FIFTEENTH AMENDMENT TO AMENDED AND RESTATED

CREDIT AND FUNDING AGREEMENT

by and among

OLIN CORPORATION

as Borrower

and

OLIN WINCHESTER, LLC

and

THE LENDERS PARTY HERETO

and

PNC BANK, NATIONAL ASSOCIATION

as Administrative Agent

and

PNC CAPITAL MARKETS LLC

as Lead Arranger and Sole Bookrunner

Dated as of October 27, 2026

This FIFTEENTH AMENDMENT TO AMENDED AND RESTATED CREDIT AND FUNDING AGREEMENT (this “Amendment”), dated as of October 27, 2026, to the Amended and Restated Credit and Funding Agreement dated as of December 9, 2010, as amended by the First Amendment thereto dated as of December 27, 2010, the Second Amendment thereto dated as of April 27, 2012, the Third Amendment thereto dated as of June 23, 2014, the Fourth Amendment thereto dated as of June 23, 2015, the Fifth Amendment thereto dated as of September 29, 2016, the Sixth Amendment thereto dated as of March 9, 2017, the Seventh Amendment thereto dated as of July 16, 2019, the Eighth Amendment thereto dated as of December 20, 2019, the Ninth Amendment thereto dated as of May 8, 2020, the Tenth Amendment thereto dated as of February 24, 2021, the Eleventh Amendment thereto dated as of August 30, 2021, the Twelfth Amendment thereto dated as of October 11, 2022, the Thirteenth Amendment thereto dated as of March 14, 2025 and the Fourteenth Amendment thereto dated as of February 19, 2026 (the “Credit and Funding Agreement”), among OLIN CORPORATION, a Virginia corporation (the “Borrower”), OLIN WINCHESTER, LLC, a Delaware limited liability company (the “Limited Liability Company”), the Lenders and other parties party thereto from time to time and PNC BANK, NATIONAL ASSOCIATION, as Administrative Agent.

RECITALS

A.       Pursuant to the Credit and Funding Agreement, the Lenders have extended credit to the Borrower, on the terms and subject to the conditions set forth therein.

B.       The (1) $50,000,000 The Industrial Development Authority of Washington County Gulf Opportunity Revenue Bonds (Olin Corporation Project), Series 2010A, (2) $20,000,000 The Industrial Development Authority of Washington County Recovery Zone Facility Revenue Bonds (Olin Corporation Project), Series 2010B (collectively, the “AL Bonds”), (3) $42,000,000 The Mississippi Business Finance Corporation Recovery Zone Facility Revenue Bonds (Olin Corporation Project), Series 2010 (the “MS Bonds”) and (4) $41,000,000 The Industrial Development Board of the County of Bradley and the City of Cleveland, Tennessee Recovery Zone Facility Revenue Bonds (Olin Corporation Project), Series 2010 (the “TN Bonds” and together with the AL Bonds and the MS Bonds, the “Original Bonds” and together with the MS Bonds, the “Bonds”) were sold to the Lenders pursuant to the Credit and Funding Agreement.

C.       The Borrower has requested that the Credit and Funding Agreement be amended as set forth herein.

D.       The Lenders are willing to agree to such amendments on the terms and conditions set forth herein.

Accordingly, in consideration of the agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

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ARTICLE 1

DEFINITIONS

1.1.       Definitions. Except as otherwise expressly provided herein, capitalized terms used in this Amendment shall have the meanings given to them in Section 1.01 of the Credit and Funding Agreement (as amended by this Amendment).

1.2.       Rules of Interpretation. Except as otherwise expressly provided herein, the rules of interpretation set forth in Section 1.02 of the Credit and Funding Agreement shall apply mutatis mutandis to this Amendment. For any defined term whose definition is incorporated by reference from the BofA Credit Agreement, any additional defined term referenced in such definition and not otherwise defined in the Credit and Funding Agreement shall also be incorporated by reference herein for purposes of such definition.

ARTICLE 2

AMENDMENTS

2.1.       Additional Definitions. Section 1.01 of the Credit and Funding Agreement is hereby amended by adding the following definitions in the appropriate alphabetical order therein:

“2029 Huntsman Notes Indenture” means the indenture, dated March 13, 2019, between Huntsman International and Wilmington Trust, National Association, as trustee, as supplemented and amended by the first supplemental indenture, dated as of March 13, 2019, as further supplemented and amended by the second supplemental indenture, dated as of May 26, 2021, by and between Huntsman International and Wilmington Trust, National Association, as trustee, relating to Huntsman International’s 4.500% Senior Notes due 2029, and as may be further amended, supplemented or modified from time to time pursuant to its terms.

“2031 Huntsman Notes Indenture” means the indenture, dated March 13, 2019, between Huntsman International and Wilmington Trust, National Association, as trustee, as supplemented and amended by the first supplemental indenture, dated as of March 13, 2019, as further supplemented and amended by the second supplemental indenture, dated as of May 26, 2021, by and between Huntsman International and Wilmington Trust, National Association, as trustee, relating to Huntsman International’s 2.950% Senior Notes due 2031, and as may be further amended, supplemented or modified from time to time pursuant to its terms.

“2034 Huntsman Notes Indenture” means the indenture, dated September 26, 2024, between Huntsman International and U.S. Bank Trust Company, National Association, as trustee, as supplemented and amended by the first supplemental indenture, dated as of September 26, 2024, between Huntsman International and U.S. Bank Trust Company, National Association, as trustee, relating to Huntsman International’s 5.700% Senior Notes due 2034, and as may be further amended, restated, amended and restated, supplemented or modified from time to time pursuant to its terms.

“2029 Olin Notes Indenture” means the indenture, dated August 19, 2009, between the Borrower and The Bank of New York Mellon Trust Company, N.A., as the original trustee, as supplemented and amended by the second supplemental indenture, dated as of August 9, 2012, as further supplemented and amended by the sixth supplemental indenture, dated as of July 16, 2019, by and between the Borrower and U.S. Bank National Association, as trustee, relating to the Borrower’s 5.625% Senior Notes due 2029, and as may be further amended, supplemented or modified from time to time pursuant to its terms.

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“2030 Olin Notes Indenture” means the indenture, dated August 19, 2009, between the Borrower and The Bank of New York Mellon Trust Company, N.A., as the original trustee, as supplemented and amended by the second supplemental indenture, dated as of August 9, 2012, as further supplemented and amended by the fifth supplemental indenture, dated as of January 19, 2018, by and between the Borrower and U.S. Bank National Association, as trustee, relating to the Borrower’s 5.000% Senior Notes due 2030, and as may be further amended, supplemented or modified from time to time pursuant to its terms.

“2033 Olin Notes Indenture” means the indenture for the 6.625% Senior Notes due 2033, dated March 14, 2025, among the Borrower, the guarantors party thereto from time to time and U.S. Bank Trust Company, National Association, as trustee, as may be further amended, supplemented or modified from time to time pursuant to its terms.

“Collateral Period” shall have such meaning as set forth in the BofA Credit Agreement.

“Collateral Release Date” shall have such meaning as set forth in the BofA Credit Agreement.

“Fifteenth Amendment Effective Date” shall have the meaning given to the “Amendment No. 2 Closing Date” as set forth in the BofA Credit Agreement.

“Fifteenth Amendment Signing Date” means October 27, 2026.

“Huntsman International” means Huntsman International LLC, a Delaware limited liability company.

“Initial Cost Savings Cap” has the meaning set forth in clause (e) of the definition of “Consolidated EBITDA”.

“Initiative Commencement Date” has the meaning set forth in the definition of “Cost Savings Cap”.

“Initiatives” has the meaning set forth in the definition of “Cost Savings Cap”.

“Intellectual Property” shall have such meaning as set forth in the BofA Credit Agreement.

“OlinHuntsman Merger” shall have such meaning as set forth in the BofA Credit Agreement.

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“OlinHuntsman Merger Synergies” shall have such meaning as set forth in the BofA Credit Agreement.

“Senior Huntsman Notes Indentures” means, collectively, the 2029 Huntsman Notes Indenture, the 2031 Huntsman Notes Indenture and the 2034 Huntsman Notes Indenture.

“Senior Olin Notes Indentures” means, collectively, the 2029 Olin Notes Indenture, the 2030 Olin Notes Indenture and the 2033 Olin Notes Indenture.

2.2.       Amended Definitions. Section 1.01 of the Credit and Funding Agreement is hereby amended by amending and restating the following definitions:

“Consolidated Cost Savings” means, for any period, those synergies, operating expense reductions and cost-savings of the Borrower and its Subsidiaries that are reasonably identifiable, factually supportable and projected by the Borrower in good faith to be realized following the Fifteenth Amendment Signing Date as a result of restructurings, reorganizations, divestitures, cost savings initiatives, production rationalizations and other similar initiatives, in each case to the extent not prohibited by this Agreement (collectively, “Initiatives”) (calculated on a pro forma basis as if such synergies, operating expense reductions and cost-savings had been realized on the first day of such period, and net of the amount of actual benefits realized during such period from such Initiatives to the extent already included in Consolidated Net Income for such period); provided that (i) no synergies, operating expense reductions or cost-savings shall be added to Consolidated EBITDA pursuant to clause (e) thereof to the extent duplicative of any expenses or charges otherwise added to (or excluded from) Consolidated EBITDA, whether through a pro forma adjustment or otherwise, for such period and (ii) projected amounts (and not yet realized) (x) may be added (the date on which such amounts are added, the “Initiative Commencement Date”) once actions in respect of such Initiative have been taken or are expected to be taken (in the good faith determination of the Borrower) within 18 months and (y) may no longer be added back in calculating Consolidated EBITDA pursuant to clause (e) thereof to the extent occurring more than six full fiscal quarters after the Initiative Commencement Date.

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“Consolidated EBITDA” means, for any period, Consolidated Net Income for such period (adjusted to exclude all extraordinary, unusual or non-recurring items and any gains or losses on sales of assets outside the ordinary course of business) plus, without duplication and (except with respect to synergies included in Consolidated Cost Savings) to the extent deducted in calculating such Consolidated Net Income for such period, the sum of (a) income tax expense, (b) interest expense, amortization or writeoff of debt discount with respect to Indebtedness (including the Advances), (c) depreciation and amortization expense, (d) amortization of intangibles (including, but not limited to, goodwill) and organization costs, (e) Consolidated Cost Savings; provided that with respect to any four-fiscal quarter period, the aggregate amount added back in the calculation of Consolidated EBITDA for such period pursuant to this clause (e) shall not exceed the greater of (i) $300,000,000 (the “Initial Cost Savings Cap”); provided that the Initial Cost Savings Cap shall be reduced on a dollar-for-dollar basis by any OlinHuntsman Merger Synergies already realized (either within or prior to such period) and (ii) 25% of Consolidated EBITDA (calculated prior to giving effect to any add-backs pursuant to this clause (e)); provided, however, that upon the earlier to occur of (x) the Collateral Release Date (including for the determination thereof) and (y) the date that is 24 months after the Fifteenth Amendment Effective Date, the aggregate amount added back in the calculation of Consolidated EBITDA for any four-fiscal quarter period pursuant to this clause (e) shall not exceed 25% of Consolidated EBITDA (calculated prior to giving effect to any add-backs pursuant to this clause (e)), (f) costs and expenses incurred in connection with the implementation of Initiatives, (g) any other non-cash charges, (h) fees and expenses incurred in connection with any acquisition, investment, disposition, issuance or repayment of debt, issuance of equity, refinancing transaction or amendment or other modification of any debt instrument (including the Loan Documents), in each case whether or not successful, (i) transaction fees and expenses incurred in connection with the OlinHuntsman Merger to the extent incurred within twelve months after the Fifteenth Amendment Effective Date; provided that, for the avoidance of doubt, any such transaction fees and expenses added back pursuant to this clause (i) shall not include restructuring, integration and/or other similar costs and (j) cash charges in an aggregate amount not to exceed $150,000,000 from the Fifteenth Amendment Effective Date through the Termination Date, minus, (i) any cash payments made during such period in respect of items described in clause (g) above subsequent to the fiscal quarter in which the relevant non-cash charge was reflected as a charge in the statement of Consolidated Net Income and (ii) to the extent included in calculating such Consolidated Net Income for such period, any non-cash income (other than amounts accrued in the ordinary course of business under accrual-based revenue recognition procedures in accordance with GAAP). For the purposes of calculating Consolidated EBITDA for any Reference Period pursuant to any determination of the Consolidated Leverage Ratio, if during such Reference Period the Borrower or any Subsidiary shall have made a Material Acquisition or a Material Disposition, Consolidated EBITDA for such Reference Period shall be calculated after giving pro forma effect thereto as if such Material Acquisition or Material Disposition, as applicable, occurred on the first day of such Reference Period. Notwithstanding the foregoing, Consolidated EBITDA shall be deemed to be (x) $180,000,000 for the fiscal quarter ended March 31, 2026, (y) $300,000,000 for the fiscal quarter ended June 30, 2026 and (z) $300,000,000 for the fiscal quarter ended September 30, 2026, in each case as may be subject to addbacks and adjustments (without duplication) pursuant to this definition of “Consolidated EBITDA” and provisions herein related to pro forma adjustments for the applicable period.

“Consolidated Total Debt” means at any date, the aggregate principal amount of all Indebtedness of the Borrower and its Subsidiaries at such date, determined on a consolidated basis in accordance with GAAP; provided that “Consolidated Total Debt” shall exclude the amount of any Indebtedness under any Permitted Receivables Facilities on such date in an aggregate amount not to exceed $600,000,000.

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“Pricing Level” means, as of any date of determination, the “Pricing Level” set forth below as then applicable:

Consolidated Leverage Ratio	Pricing Level
Less than or equal to 0.75:1.00	I
Greater than 0.75:1.00 but less than or equal to 1.50:1.00	II
Greater than 1.50:1.00 but less than or equal to 2.50:1.00	III
Greater than 2.50:1.00 but less than or equal to 3.50:1.00	IV
Greater than 3.50:1.00 but less than or equal to 4.50:1.00	V
Greater than 4.50:1.00	VI

For purposes of this definition, the Pricing Level shall be deemed to be Level IV from the Fifteenth Amendment Effective Date until the delivery of the certificate referenced in Section 6.01(i)(iv) for the Reference Period ending after the Fifteenth Amendment Effective Date. Thereafter, the Pricing Level shall be determined as at the end of each Reference Period based upon the calculation of the Consolidated Leverage Ratio for such Reference Period. The Designated Basis Points, which shall be used to calculate the Direct Purchase Rate, shall be adjusted (if necessary ) upward or downward on the first day following delivery of the certificate referred to in Section 6.01(i)(iv).

“Security Agreement” means the Security Agreement dated as of May 19, 2026, among the Borrower, each of the Guarantors from time to time party thereto and the Administrative Agent, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Subsidiary” means, as at any particular time, any Person controlled by the Borrower the accounts of which would be consolidated with those of the Borrower in the Borrower’s consolidated financial statements if such financial statements were to be prepared at such time in accordance with GAAP, other than an Escrow Subsidiary prior to the Escrow Release Effective Time; provided, however, that, except for purposes of clauses (i) and (ii) of Sections 6.01(i), the entities identified on Schedule 1.01 shall not be deemed to be Subsidiaries.

2.3.       Deleted Definitions. Section 1.01 of the Credit and Funding Agreement is hereby amended by deleting the definitions of “Amendment No. 1 Effective Date”, “Collateral and Guarantee Release Date” and “Covenant Relief Period”.

2.4.       Construction. Section 1.02 of the Credit and Funding Agreement is hereby amended by appending the following at the end of such Section:

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“Notwithstanding anything to the contrary herein, any dollar basket specified in Section 6.02 hereof shall be deemed unused on the Fifteenth Amendment Effective Date, so that such baskets are available in their entirety on and as of the Fifteenth Amendment Effective Date.”

2.5.       Section 6.01(b) – Affirmative Covenants – Leverage Ratio. Section 6.01(b) of the Credit and Funding Agreement is hereby amended and restated as follows:

“(b) Leverage Ratio.

(i)       Maintain a Consolidated Net Leverage Ratio as of the last day of each Reference Period ending during the Collateral Period (commencing with the first Reference Period ending after the Fifteenth Amendment Effective Date) of not more than the ratio set forth below opposite such period:

Reference Period Ending	Consolidated Net Leverage Ratio
December 31, 2026	5.50:1.00
March 31, 2027	5.50:1.00
June 30, 2027	5.25:1.00
September 30, 2027	5.25:1.00
December 31, 2027	4.75:1.00
March 31, 2028	4.75:1.00
June 30, 2028	4.75:1.00
September 30, 2028	4.50:1.00
December 31, 2028	4.25:1.00
March 31, 2029 and thereafter	4.00:1.00

(ii)       Maintain a Consolidated Net Leverage Ratio as of the last day of each Reference Period ending after the Collateral Period of not more than 4.00 to 1.00.”

2.6.       Section 6.01(c) – Affirmative Covenants – Consolidated Interest Coverage Ratio. Section 6.01(c) of the Credit and Funding Agreement is hereby amended and restated as follows:

“(c) Consolidated Interest Coverage Ratio.

(i)       Maintain a Consolidated Interest Coverage Ratio for each Reference Period ending during the Collateral Period (commencing with the first Reference Period ending after the Fifteenth Amendment Effective Date) of not less than the ratio set forth below opposite such period:

Reference Period Ending	Consolidated Interest Coverage Ratio
December 31, 2026 through and including September 30, 2027	2.50:1.00
October 1, 2027 through and including December 31, 2028	2.75:1.00
January 1, 2029 and thereafter	3.00:1.00

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(ii)       Maintain a Consolidated Interest Coverage Ratio for each Reference Period ending after the Collateral Period of not less than 3.00 to 1.00.”

2.7.       Section 6.02(a)– Negative Covenants – Liens. Sections 6.02(a)(vii) and 6.02(a)(xi) of the Credit and Funding Agreement are hereby amended and restated as follows:

“(vii) any Lien existing on any property or asset prior to the acquisition thereof by the Borrower or any Subsidiary or existing on any property or asset of any Person that becomes a Subsidiary after the Fifteenth Amendment Signing Date prior to the time such Person becomes a Subsidiary; provided that (A) such Lien is not created in contemplation of or in connection with such acquisition or such Person becoming a Subsidiary, as the case may be, (B) such Lien shall not apply to any other property or assets of the Borrower or any Subsidiary and (C) such Lien shall secure only those obligations which it secures on the date of such acquisition or the date such Person becomes a Subsidiary, as the case may be, and extensions, renewals and replacements thereof that do not increase the outstanding principal amount thereof;”

“(xi) Liens on Receivables Related Assets of, or transferred to, a Receivables Subsidiary pursuant to a Permitted Receivables Facility, securing obligations in an aggregate principal amount not exceeding $900,000,000 at any time outstanding;”

2.8.       Section 6.02(b)– Negative Covenants – Domestic Subsidiary Indebtedness. Section 6.02(b) of the Credit and Funding Agreement is hereby amended and restated as follows:

“(b) Indebtedness. (x) Permit any Domestic Subsidiary (other than any Additional Borrower ( as defined in the BofA Credit Agreement)) to create incur, assume or permit to exist any Indebtedness and (y) during the Collateral Period, create, incur, assume or permit to exist any Indebtedness of the Borrower or any other Loan Party, except:

(i)       Indebtedness of any Domestic Subsidiary to the Borrower or any other Domestic Subsidiary;

(ii)       Indebtedness of any Domestic Subsidiary outstanding on the Fifteenth Amendment Signing Date and, during the Collateral Period, Indebtedness of the Borrower and its Subsidiaries outstanding on the Fifteenth Amendment Signing Date, including guarantees by Loan Parties of any such Indebtedness;

(iii)       Indebtedness incurred to finance the acquisition, construction or improvement of any fixed or capital assets, including Finance Lease Obligations and any Indebtedness assumed in connection with the acquisition of any such assets or secured by a Lien on any such assets prior to the acquisition thereof, and extensions, renewals and replacements of any such Indebtedness that do not increase the outstanding principal amount thereof; provided that such Indebtedness is incurred prior to or within 90 days after such acquisition or the completion of such construction or improvement;

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(iv)       Indebtedness of any Person that becomes a Domestic Subsidiary after the Fifteenth Amendment Signing Date; provided that such Indebtedness exists at the time such Person becomes a Domestic Subsidiary and is not created in contemplation of or in connection with such Person becoming a Domestic Subsidiary;

(v)       other Indebtedness in an aggregate principal amount not exceeding $100,000,000 at any time outstanding;

(vi)       Indebtedness incurred under the Loan Documents (as defined in the BofA Credit Agreement);

(vii)       Indebtedness of any Receivables Subsidiaries in respect of any Permitted Receivables Facilities in an aggregate principal amount not exceeding $900,000,000 at any time outstanding;

(viii)       Permitted Refinancing Indebtedness that serves to Refinance any Indebtedness permitted under Section 6.02(b)(i), (ii), (iii), (iv), (v) or (vii) above;

(ix)       Indebtedness in connection with the financing of insurance premiums in the ordinary course of business;

(x)       Indebtedness of any Domestic Subsidiary owed to any Foreign Subsidiary; provided that such Indebtedness incurred pursuant to this clause (x) shall be contractually subordinated to payment of the Obligations;

(xi)       Guarantees by any Loan Party of Indebtedness incurred by any other Loan Party; provided that, for the avoidance of doubt, such Guarantees shall only be permitted for so long as such Loan Parties remain Loan Parties hereunder; provided further, that this clause (xi) shall not permit Guarantees of any outstanding senior notes of the Loan Parties (including, but not limited to, the Senior Olin Notes Indentures and the Senior Huntsman Notes Indentures) by any other Loan Party except for any guarantees thereof by Huntsman International or the Borrower;

(xii)       Indebtedness under the Senior Huntsman Notes Indentures not exceeding $1,500 million; and

(xiii) during the Collateral Period, other Indebtedness of the Borrower or any other Loan Party so long as after giving effect to the incurrence of such Indebtedness, on a pro forma basis, the Borrower shall be in compliance with the financial covenants contained in Section 6.01(b) and (c) as of the last day of the most recently ended Reference Period for which financial statements were required to be delivered pursuant to Section 6.01(i)(i) or (ii), as the case may be; provided that the net cash proceeds of Indebtedness incurred at such time shall not be netted against the applicable amount of Consolidated Total Debt for purposes of the calculation of the Consolidated Net Leverage Ratio; provided further that any such Indebtedness incurred under this clause (xiii) of this Section 6.02(b) shall (x) be unsecured and (y) not have a shorter weighted average life to maturity than the remaining weighted average life to maturity of the Bonds or a maturity date earlier than the then-applicable maturity date of Bonds.”

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2.9.       Section 6.02(c)– Negative Covenants – Mergers, Etc. Section 6.02(c) of the Credit and Funding Agreement is hereby amended and restated as follows:

“(c) Mergers, Etc. (i) Merge or consolidate with or into any other Person (other than a Subsidiary), including by division, or (ii) convey, transfer, lease or otherwise dispose of, or permit a Subsidiary to convey, transfer, lease, or otherwise dispose of (whether in one transaction or in a series of related transactions) all or substantially all of the property or assets of the Borrower and its Subsidiaries taken as a whole (whether now owned or hereafter acquired), directly or indirectly, to any Person, including through a merger or consolidation of a Subsidiary with an unaffiliated party or by division, unless, in the case of clause (i), after giving effect to such proposed transaction, no Default or Event of Default would exist and the surviving corporation is the Borrower, provided that to the extent that the value of all Margin Stock owned by the Borrower and its Subsidiaries taken as a whole exceeds 25% of the value of the total assets of the Borrower and its Subsidiaries subject to this Section 6.02(c), nothing in this Section 6.02(c) shall prohibit the sale of such Margin Stock (it being understood that Margin Stock not in excess of 25% of the value of such assets will be subject to the restrictions of this Section 6.02(c)). For the avoidance of doubt, none of the foregoing shall restrict the consummation of the OlinHuntsman Merger.”

2.10.       Section 6.02(f)– Negative Covenants – Restricted Payments. Section 6.02(f) of the Credit and Funding Agreement is hereby amended and restated as follows:

“(f) Restricted Payments. Declare or make, or permit any Subsidiary to declare or make, directly or indirectly, any Restricted Payment except:

(i)       any Subsidiary may declare and make Restricted Payments ratably to the holders of its Equity Interests;

(ii)       the Borrower and each Subsidiary may declare and make dividends or distributions payable solely in Equity Interests of such Person;

(iii)       the Borrower and each Subsidiary may purchase, redeem or otherwise acquire its common Equity Interests with the proceeds received from the substantially concurrent issue of new common Equity Interests;

(iv)       the Borrower may make distributions to the holders of its Equity Interests in an aggregate annual amount not to exceed $0.80 per share;

(v)       the purchase, redemption, retirement or other acquisition for value of Equity Interests of the Borrower held by employees or former employees of the Borrower or any Subsidiary (or their estates or beneficiaries under their estates) upon death, disability, retirement or termination of employment or alteration of employment status or pursuant to the terms of any agreement under which such Equity Interests were issued; provided, however, that the aggregate cash consideration paid for such purchase, redemption, retirement or other acquisition of such Equity Interests does not exceed $5,000,000 in any calendar year; provided further, however, that any unused amounts in any calendar year may be carried forward to one or more future periods subject to a maximum aggregate amount of repurchases made pursuant to this clause (v) not to exceed $10,000,000 in any calendar year; provided, however, that such amount in any calendar year may be increased by an amount not to exceed (A) the cash proceeds received by the Borrower or any of its Subsidiaries from the sale of Equity Interests of the Borrower to employees of the Borrower and its Subsidiaries that occurs after the Fifteenth Amendment Signing Date ; plus (B) the cash proceeds of key man life insurance policies received by the Borrower and its Subsidiaries after the Fifteenth Amendment Signing Date (it being understood that the Borrower may elect to apply all or any portion of the aggregate increase contemplated by the proviso of this clause (v) in any calendar year);

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(vi)       the repurchase of Equity Interests deemed to occur upon the exercise of stock options, warrants or other convertible or exchangeable securities shall be permitted;

(vii)       cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for the Equity Interests of the Borrower or a Subsidiary shall be permitted;

(viii)       on and after the Collateral Release Date, any other Restricted Payments so long as (A) after giving effect to such Restricted Payments, on a pro forma basis, the Borrower shall be in compliance with the financial covenants contained in Section 6.01(b) and (c) as of the last day of the Reference Period for which financial statements were required to be delivered pursuant to Section 6.01(i)(i) or (ii) and (B) no Event of Default exists or would be caused thereby;

(ix)       so long as no Event of Default exists or would be caused thereby, the Borrower and each Subsidiary may declare and make other Restricted Payments in an aggregate amount not to exceed the greater of (x) $100,000,000 and (y) 10% of Consolidated EBITDA for the most recently ended Reference Period for which financial statements were required to be delivered pursuant to Section 6.01(i)(i) or (ii); and

(x)       the payment of any dividend or distribution on Equity Interests in the Borrower or a Subsidiary within 60 days after declaration thereof if at the declaration date such payment was permitted by the provisions of this Section 6.02(f).”

2.11.       Section 6.02(g)– Negative Covenants – Dispositions. Section 6.02(g) of the Credit and Funding Agreement is hereby amended by deleting “Covenant Relief Period” and inserting in its place “Collateral Period”. Sections 6.02(g)(ix), 6.02(g)(xvi), 6.02(xvii) and 6.02(xviii)(C) of the Credit and Funding Agreement are hereby amended and restated as follows:

“(ix) any Disposition with an aggregate fair market value not to exceed (x) for any individual transaction or series of related transactions, $50,000,000 and (y) for all such transactions in any fiscal year (other than any Disposition with an aggregate fair market value of less than $1,000,000), $100,000,000, in each case determined at the time such Disposition is made;”

“(xvi) licensing or sublicensing of Intellectual Property or other general intangibles in accordance with industry practice and which does not materially interfere with the ordinary conduct of the business of the Borrower and its Subsidiaries;”

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“(xvii) the contribution of property or assets in connection with the establishment of one or more joint ventures, or to one or more joint ventures after the establishment thereof; provided that the fair market value (as determined by the Borrower in good faith) of all such contributions made pursuant to this Section 6.02(g)(xvii) shall not exceed the greater of (x) $500,000,000; and (y) 50% of Consolidated EBITDA for the most recently ended Reference Period for which financial statements were required to be delivered pursuant to Section 6.01(i)(i) or (ii);”

“(C) any Designated Non-Cash Consideration received by the Borrower or such Subsidiary in such Disposition having an aggregate fair market value as determined by the Borrower in good faith, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (C) that is at that time outstanding, not to exceed $100,000,000 at the time of the receipt of such Designated Non-Cash Consideration, with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value.”

2.12.       Schedule 1 to the Credit and Funding Agreement is hereby amended and restated in its entirety with SCHEDULE 1 attached hereto. The amendment to Schedule 1 shall be effective only upon either (1) the receipt from nationally recognized bond counsel acceptable to the Administrative Agent of one or more opinions with respect to all outstanding Bonds to the effect that the amendments set forth herein will have no adverse effect upon the exclusion from gross income for federal income tax purposes of the interest on the Bonds or (2) action by the MS Issuer and the TN Issuer to reissue or concurrently refund the applicable series of Bonds (i.e., the MS Bonds or the TN Bonds) by issuing a new series of bonds (any such new series, “Current Refunding Bonds”) in order to include in the calculation of the Direct Purchase Rate the Designated Basis Points for the Pricing Levels set forth in Schedule 1 for the new Current Refunding Bonds, which such Current Refunding Bonds will be deemed purchased by the Lenders upon such Current Refunding Bonds’ issuance in exchange for the refunded Bonds held by each Lender, and which must be accompanied by one or more opinions of nationally recognized bond counsel acceptable to the Administrative Agent to the effect that interest on each series of Current Refunding Bonds is excludable from gross income for federal income tax purposes, and each series of Current Refunding Bonds is duly authorized, executed and delivered by its respective Issuer, and as to such other matters reasonably requested by the Administrative Agent.

Provided that if either of the conditions described in (1) or (2) above (the “Tax-Exempt Conditions”) is satisfied on or prior to February 15, 2027, with respect to any series of Bonds, then the amendment to Schedule 1 reflecting the tax-exempt rate shall be effective with respect to that separate series of Bonds or Current Refunding Bonds.

Provided further that in the event that none of the Tax-Exempt Conditions are satisfied on or prior to February 15, 2027, then beginning on February 16, 2027, the Bonds shall accrue interest at the rate determined by using the Taxable Pricing Grid set forth in Schedule 1.

2.13.       A new Schedule 1.01 shall be added to the Credit and Funding Agreement, in the form set forth on Schedule 1.01 hereto.

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ARTICLE 3

MISCELLANEOUS

3.1.       Effectiveness. This Amendment is effective as of the date hereof upon its execution and delivery by the Borrower and Lenders constituting the Majority Lenders; provided that the amendments to the Credit and Funding Agreement set forth in Article 2 shall only become operational on, and subject to the occurrence of, the Fifteenth Amendment Effective Date. The Administrative Agent shall promptly notify the Lenders of the occurrence of the effectiveness of this Amendment. On and after the Fifteenth Amendment Effective Date, each reference in the Credit and Funding Agreement to “this Agreement”, “hereunder”, “hereof” or words of like import referring to the Credit and Funding Agreement and each reference in each of the other Loan Documents to “the Credit and Funding Agreement”, “thereunder”, “thereof” or words of like import referring to the Credit and Funding Agreement shall mean and be a reference to the Credit and Funding Agreement as amended by this Amendment.

3.2.       Representations and Warranties. The Borrower hereby represents and warrants to the Lenders and the Administrative Agent that (a) after giving effect to this Amendment, the representations and warranties set forth in the Credit and Funding Agreement are correct in all material respects on and as of the date hereof as though made on and as of the date hereof and (b) no event has occurred and is continuing which constitutes an Event of Default or which would constitute an Event of Default but for the requirement that notice be given or time elapse or both.

3.3.       No Waiver. Except as specifically amended or modified pursuant to the terms of this Amendment, the terms and conditions of the Credit and Funding Agreement and the other Loan Documents remain in full force and effect. Nothing herein shall limit in any way the rights and remedies of the Lenders or the Administrative Agent under the Credit and Funding Agreement (as amended and modified hereby) and the other Loan Documents.

3.4.       Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original, and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by facsimile or in electronic (i.e., “pdf’ or “tif’) format shall be effective as delivery of a manually executed counterpart of this Amendment. The words “execution,” “signed,” “signature,” and words of like import in this Amendment shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

3.5.       Governing Law. This Amendment and any claim, controversy, dispute or cause of action (whether in contract or tort or otherwise) based upon arising out of or relating to this Amendment and the transactions contemplated hereby shall be governed by, and construed in accordance with, the law of the State of New York.

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3.6.       Obligations of the Limited Liability Company. Each of the Borrower and the Limited Liability Company acknowledge and affirm that the Limited Liability Company is treated as a co-obligor and additional Borrower (as that term is defined in the MS Loan Agreement) to the MS Loan Agreement and the MS Bonds and as such, is also bound by the Credit and Funding Agreement, as amended by this Amendment, and as it shall be amended and supplemented from time to time.

[Signature page follows.]

15

[SIGNATURE PAGE TO FIFTEENTH AMENDMENT TO

AMENDED AND RESTATED CREDIT AND FUNDING AGREEMENT]

IN WITNESS WHEREOF, the parties hereto, by their officers thereunto duly authorized, have executed this Agreement as of the day and year first above written.

OLIN CORPORATION

By:	/s/ Teresa M. Vermillion
Name:	Teresa M. Vermillion
Title:	Vice President and Treasurer

OLIN WINCHESTER, LLC

By:	/s/ Teresa M. Vermillion
Name:	Teresa M. Vermillion
Title:	Vice President and Treasurer

[SIGNATURE PAGE TO FIFTEENTH AMENDMENT TO

AMENDED AND RESTATED CREDIT AND FUNDING AGREEMENT]

WELLS FARGO BANK, N.A.		BANK OF AMERICA, N.A.

By:	/s/ Daniel Kinasz	By:	/s/ Jeff Hightower
Name:	Daniel Kinasz	Name:	Jeff Hightower
Title:	Executive Director	Title:	Senior Vice President

THE NORTHERN TRUST COMPANY		Truist Bank

By:	/s/ Jack Stibich	By:	/s/ Alexander Harrison
Name:	Jack Stibich	Name:	Alexander Harrison
Title:	Vice President	Title:	Director

PNC BANK, NATIONAL ASSOCIATION, individually and as Administrative Agent

By:	/s/ Caleb A. Shapkoff
Name:	Caleb A. Shapkoff
Title:	Senior Vice President

SCHEDULE 1

PRICING GRID

VARIABLE PRICING AND FEES BASED ON CONSOLIDATED LEVERAGE RATIO

(PRICING EXPRESSED IN BASIS POINTS)

Pricing Level	Applicable Commitment Fee Rate*	Designated Basis Points	Prime Margin
I	N/A	100.0	0.000%
II	N/A	112.5	0.125%
III	N/A	125.0	0.250%
IV	N/A	137.5	0.375%
V	N/A	150.0	0.625%
VI	N/A	175.0	0.750%

* At the time of execution of the Third Amendment to Amended and Restated Credit and Funding Agreement, the Draw Down Period had expired and the Applicable Commitment Fee Rate was no longer applicable .

For purposes of determining the Designated Basis Points for computing the rate set forth in Section 2.02(e) of the Agreement and the Applicable Commitment Fee Rate:

(a)       The Designated Basis Points and the Applicable Commitment Fee Rate shall be determined on the Fifteenth Amendment Effective Date based on Pricing Level IV.

(b)       The Designated Basis Points and the Applicable Commitment Fee Rate shall be recomputed as of the end of each Reference Period ending on or after December 31, 2026 based on the Consolidated Leverage Ratio. Any increase or decrease in the Designated Basis Points and the Applicable Commitment Fee Rate computed as of such Reference Period shall be effective on the date on which the Certificate evidencing such computation is due to be delivered under Section 6.01(i)(iv).

(c)       If, as a result of any restatement of or other adjustment to the financial statements of the Borrower or for any other reason, the Borrower or the Lenders determine that (i) the Consolidated Leverage Ratio as calculated by the Borrower as of any applicable date was inaccurate and (ii) a proper calculation of the Consolidated Leverage Ratio would have resulted in higher pricing for such period, the Borrower shall immediately and retroactively be obligated to pay to the Administrative Agent for the account of the applicable Lenders, promptly on demand by the Administrative Agent (or, after the occurrence of an actual or deemed entry of an order for relief with respect to the Borrower under the Bankruptcy Code of the United States, automatically and without further action by the Administrative Agent or any Lender), an amount equal to the excess of the amount of interest and fees that should have been paid for such period over the amount of interest and fees actually paid for such period. This paragraph shall not limit the rights of the Administrative Agent or any Lender, as the case may be, under Article V. The Borrower’s obligations under this paragraph shall survive the termination of the Commitments and the repayment of all other Obligations hereunder.

TAXABLE PRICING GRID

VARIABLE PRICING AND FEES BASED ON CONSOLIDATED LEVERAGE RATIO

(PRICING EXPRESSED IN BASIS POINTS)

Pricing Level	Applicable Commitment Fee Rate*	Designated Basis Points	Prime Margin
I	N/A	125.0	0.250%
II	N/A	150.0	0.500%
III	N/A	162.5	0.625%
IV	N/A	175.0	0.750%
V	N/A	187.5	0.875%
VI	N/A	212.5	1.125%

EFFECT OF DETERMINATION OF TAXABILITY

In the event that a Determination of Taxability occurs with respect to any of the MS Bonds and/or TN Bonds:

(a) Accrued and unpaid interest on the affected Bonds shall be due and payable at the rate determined by using the Taxable Pricing Grid set forth above commencing on the next Interest Payment Date after the date on which the Determination of Taxability occurs.

(b) In addition to future payments of accrued and unpaid interest on the affected Bonds at the rate determined by using the Taxable Pricing Grid set forth above in accordance with paragraph (a), the Borrower shall pay to the Holders of the affected Bonds the amount by which (i) the interest that would have accrued on the principal amount of the affected Bonds at the Taxable Rate during the period (A) beginning on the date determined by the Internal Revenue Service as the date on which the interest on such Bonds became includible in gross income of the Holders, and (B) ending on the earlier to occur of the date on which unpaid interest began to accrue at the rate determined by using the Taxable Pricing Grid set forth above under paragraph (a) or the date on which the principal amount of the affected Bonds was paid in full, exceeds (ii) the interest actually paid on the principal amount of the affected Bond for such period; provided, however, that in no event shall the amount due to any Holder under this paragraph (b) exceed the out-of-pocket costs actually incurred by such Holder as a result of the Determination of Taxability.

Capitalized terms used in this Schedule I under the heading “Effect of Determination of Taxability” with respect to any Bond, if not defined in the Credit and Funding Agreement, shall have the meanings assigned in the applicable Indenture. In the event of a conflict between the terms and conditions of the provisions of this Schedule I under the heading “Effect of Determination of Taxability” and the terms and conditions of other Loan Documents, the terms and conditions contained in this Schedule I shall govern.